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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A
                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 6

                            -------------------------

                                CENTERPULSE LTD.
                            (NAME OF SUBJECT COMPANY)

                                CENTERPULSE LTD.
                        (NAME OF PERSON FILING STATEMENT)

                            -------------------------

         REGISTERED SHARES, PAR VALUE CHF 30 PER SHARE, INCLUDING SHARES
                    REPRESENTED BY AMERICAN DEPOSITARY SHARES
                         (TITLE AND CLASS OF SECURITIES)

                            -------------------------

                                NOT APPLICABLE*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            -------------------------

                                  DR. MAX LINK
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                           AND CHIEF EXECUTIVE OFFICER
                                CENTERPULSE LTD.
                                ANDREASSTRASSE 15
                                 CH-8050, ZURICH
                                   SWITZERLAND
                                 +41-1-306-9696
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            -------------------------

                                    COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

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* There is no CUSIP Number assigned to the Registered Shares. CUSIP No.
152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd. that are quoted on the New York Stock Exchange under the symbol "CEP". CUSIP No. 152005203 has been assigned to the American Depositary Shares of Centerpulse Ltd. that were issued pursuant to a restricted ADR facility and are not publicly traded.

|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.
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           This constitutes Amendment No. 6 to the Solicitation/Recommendation
Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on July 2, 2003 (as previously amended, the "Schedule 14D-9") by Centerpulse Ltd., a corporation organized under the laws of Switzerland ("Centerpulse" or the "Company"), relating to the exchange offer by Zimmer Holdings, Inc., a Delaware corporation ("Zimmer"), being made pursuant to the Prospectus, dated June 19, 2003, forming a part of Zimmer's Registration Statement (No. 333-105561) on Form S-4 filed with the SEC.

           The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used, but not otherwise defined, herein shall have the meanings given to them in the Schedule 14D-9.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

           The information set forth in the caption entitled "Background; Contacts between Zimmer and Centerpulse" is hereby amended and supplemented by adding the following paragraphs at the end thereof:

           "On August 21, 2003, Zimmer announced that its shareholders approved the issuance of new Zimmer Shares as part of the consideration to be paid to Centerpulse shareholders in the Zimmer Offer, and Centerpulse announced that, accordingly, the Centerpulse Board's recommendation of the Zimmer Offer announced on August 14, 2003 has become unconditional. A copy of the press release issued by the Company is attached hereto as Exhibit (a)(5)(K).

           On August 22, 2003, the Centerpulse Board published the report (the "August 22 Centerpulse Board Report") attached to this Statement as Annex E. Also, on August 22, 2003, Dr. Link sent a letter to Centerpulse shareholders, a copy of which is attached as Annex F, and Dr. Link sent a letter to Centerpulse employees, a copy of which is attached hereto as Exhibit (a)(2)(I), informing such shareholders and employees about the issuance of the August 22 Centerpulse Board Report."

           The information set forth in the caption entitled "Position of the Centerpulse Board with Respect to the Zimmer Offer and the Reasons Therefor" is hereby amended and supplemented by adding the following sentences at the end of the first paragraph thereof:

           "On August 21, 2003, Zimmer announced that its shareholders approved the issuance of new Zimmer Shares as part of the consideration to be paid to Centerpulse shareholders in the Zimmer Offer, thereby making the Centerpulse Board's recommendation of the Zimmer Offer unconditional. In connection with the Centerpulse Board's recommendation of the Zimmer Offer becoming unconditional, in accordance with Swiss Takeover Law, the Centerpulse Board issued the August 22 Centerpulse Board Report, attached to this Statement as Annex E."




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ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

           The following Exhibits are filed herewith:

     (a)(2)(G) Report of the Centerpulse Board to the Centerpulse Shareholders, dated August 22, 2003 (included as Annex E hereto).

     (a)(2)(H) Letter of the Chairman and Chief Executive Officer of Centerpulse to Centerpulse Shareholders, dated August 22, 2003 (included as Annex F hereto).

     (a)(2)(I) Letter of the Chairman and Chief Executive Officer of Centerpulse to Centerpulse Employees, dated August 22, 2003.

     (a)(5)(K)   Press release issued by the Company, dated August 21, 2003.




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                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                     CENTERPULSE, LTD.



                                     By:  /s/ Max Link
                                          -------------------------------------
                                          Max Link
                                          Chairman and Chief Executive Officer




                                     By:  /s/ Urs Kamber
                                          -------------------------------------
                                          Urs Kamber
                                          Chief Financial Officer


Dated:  August 22, 2003




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
                                                                         ANNEX E


     REPORT OF THE BOARD OF DIRECTORS OF CENTERPULSE AG FOLLOWING SMITH & NEPHEW'S AND ZIMMER'S PUBLIC TAKEOVER OFFERS (THE "OFFERS"), AS PER ART. 29 OF THE FEDERAL ACT ON STOCK EXCHANGES AND SECURITIES TRADING AND ART. 29-32 OF THE ORDINANCE OF THE TAKEOVER BOARD ON PUBLIC TAKEOVERS

1    BACKGROUND

     On March 20, 2003 Smith & Nephew plc and Centerpulse AG ("Centerpulse") announced that they had agreed on the terms and conditions of a public exchange and takeover offer in the form of a combination agreement (the "Combination Agreement"). On April 16, 2003 the board of directors of Centerpulse (the "Board") issued a recommendation to accept Smith & Nephew plc's offer. On April 25, 2003 Smith & Nephew Group plc ("Smith & Nephew") issued an offer for all outstanding shares of Centerpulse (the "Smith & Nephew Offer").

     On May 20, 2003 Zimmer Holdings, Inc. ("Zimmer") published the pre-announcement of a competing public exchange and takeover offer for all outstanding shares of Centerpulse. Zimmer subsequently filed the competing public exchange and takeover offer on June 19, 2003 (the "Zimmer Offer").

     As Swiss takeover law stipulates that the report of the board of directors of the target company must be published at the latest on the 15th trading day following the publication of an offer, the Board issued a report on July 8, 2003, in which it communicated that it had decided that the bidder's offer that constitutes the better value for Centerpulse's shareholders should be recommended, as soon as such value could be sufficiently ascertained. The Board determined this not to be the case at that time.

     On August 6, 2003 Smith & Nephew announced that it would not increase its outstanding offer. Zimmer's shareholders have approved the issuance of new shares as part of the consideration paid to Centerpulse shareholders in the Zimmer Offer. The Zimmer Offer is therefore unconditional except with respect to the minimum acceptance condition. Further to its report of July 8, 2003, the Board is therefore now in a position to issue a recommendation as set out below.

2    RECOMMENDATION OF ZIMMER OFFER

     As stated in the Board report dated July 8, 2003, the Board, together with management and its advisors, has repeatedly analyzed the short- and long-term prospects of Centerpulse as an independent enterprise and carefully evaluated, with a view to the market position of Centerpulse in certain key markets, the advantages of joining forces with a strategic partner, particularly with one of the bidders. The Board has, supported by an independent advisor, evaluated the strategic implications of the Offers from the perspective of all stakeholders. In addition, the Board has weighed the financial aspects of the Offers with its strategic and financial advisors and, together with external auditors and legal counsel, has conducted due diligence reviews of both bidders, comparable in scope and depth.


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     The Board has examined and compared both Offers and, based on its analysis and after consultation with its advisors, has concluded that joining forces with either Smith & Nephew or Zimmer would be in the interests of Centerpulse, its customers, employees and shareholders. As the Zimmer Offer constitutes the better value for Centerpulse's shareholders, the Board is RECOMMENDING THE ZIMMER OFFER to Centerpulse's shareholders.

3 POTENTIAL CONFLICTS OF INTEREST OF BOARD MEMBERS AND MANAGEMENT AND COUNTERMEASURES

     The Board has set out, in its report dated July 8, 2003, certain potential conflicts that certain Board members might have to favor a transaction with Smith & Nephew rather than with Zimmer, including (a) board seats for Dr. Max Link and Rene Braginsky on the board of Smith & Nephew; (b) an agreement between Smith & Nephew and certain shareholders of Incentive Capital AG ("InCentive"), including Rene Braginsky; (c) a break fee of CHF 20 million to be paid to Smith & Nephew in case a competing third party offer is successfully completed; and (d) certain arrangements with respect to stock options held by Dr. Max Link, Larry L. Mathis and Prof. Dr. Steffen Gay. Since all Board members voting on the recommendation contained in this report have voted in favor of the Zimmer Offer, these potential conflicts have not materialized and their description is therefore not repeated herein. This report thus reviews only those potential conflicts already disclosed in the Board reports dated April 16, 2003 and July 8, 2003, respectively, which theoretically might lead Board members to vote for rather than against the recommendation of the Zimmer Offer, as well as all potential conflicts of management.

     It is not proposed that any member of the Board be elected to the board of Zimmer. The Zimmer Offer provides that each member of the Board will be required to give certain undertakings as to how the business of Centerpulse is to be managed until the new members of the Board (to be proposed by Zimmer and elected by an extraordinary shareholders' meeting) may take up their office. Such undertakings have been provided by the current members of the Board as of the date of this report.

     The members of the Board, with the exception of Dr. Max Link, are not entitled to any special severance payments. One half of the ordinary compensation of the Board members was paid after the first six months of this year and no decision has yet been taken on the payment (if any) for the second half.

     The employment contracts of the following members of senior management contain provisions that provide for severance payments (plus corresponding social security payments) in the event that the employment relationship is terminated within 12 months following a change of control by Centerpulse or the employee, however, in the latter case only if the position of the employee has substantially deteriorated: Mike McCormick (USD 1'260'000), David Floyd (USD 1'530'000), Richard Fritschi (CHF 1'650'375), Steven Hanson (USD 1'354'500), Urs Kamber (CHF 1'850'370), Matthias Molleney (CHF 1'525'140), Hans-Rudolf Schurch (CHF 917'955), Christian Stambach (CHF 1'332'000), Beatrice Tschanz (CHF 1'526'250) and Dr. Thomas Zehnder (CHF 1'600'800). Dr. Max Link is entitled to terminate his employment contract as CEO in the event of a change of control. His severance payment is CHF

     4'950'000, plus respective social security payments. The Board has guaranteed the members of senior management, including Dr. Max Link, bonus payments for their work during the first half of 2003. The amount of such guarantees is equal to half of the bonus payments made the preceding year (excluding extraordinary bonuses).

     With the exception of the aforementioned items the Board has, as already stated in the previous Board report dated July 8, 2003, no knowledge of possible financial effects of the Zimmer Offer on members of the Board or senior management that may constitute a conflict of interest for members of the Board or senior management.

     While Rene Braginsky has abstained from the discussions and votes in connection with the assessment of the present Offers and with regard to this report due to his aforementioned conflict of interest, Dr. Max Link has, based on a decision of the Board, led the negotiations to date and participated in the discussion and voting with regard to this recommendation. No additional measures following the recommendations of the Board dated April 16, 2003 and July 8, 2003, respectively, were deemed necessary, as Dr. Max Link was always in full support of the Board's decision to recommend the offer with the better value and the Board has commissioned and received a fairness opinion from KPMG, which concluded that the offer price of the Zimmer Offer is fair and that such offer constitutes financially higher value than the Smith & Nephew Offer.

4    INTENTIONS OF SHAREHOLDERS HOLDING MORE THAN 5% OF VOTING RIGHTS

     InCentive, directly or indirectly through its 100%-owned subsidiary InCentive Jersey Ltd, holds 18.9% of the Centerpulse shares (as disclosed up to August 19, 2003). Smith & Nephew and Zimmer have each also launched takeover offers with regard to InCentive. The board of InCentive published a report on August 15, 2003, in which it recommended Zimmer's offer for InCentive to its shareholders, subject to Zimmer creating the shares to be offered to InCentive shareholders in exchange.

     The Board is not aware of any other shareholders holding more than 5% of the voting rights of Centerpulse.


     Dr. Max Link
     Chairman of the Board of Directors
     Centerpulse AG

                                                                         ANNEX F

                                 August 22, 2003



Dear Shareholder,

I have enclosed for your information a copy of the Centerpulse Board of Directors' report on the offers for Centerpulse shares by Smith & Nephew Group plc and Zimmer Holdings, Inc., as required by Swiss Takeover Law, together with an independent fairness opinion by KPMG.

On August 15 the Board of Centerpulse RECOMMENDED the tender OFFER FROM ZIMMER contingent upon Zimmer shareholders' approval of the transaction.

We are pleased to inform you that at an extraordinary shareholders' meeting on August 21, Zimmer shareholders voted in favour of the issuance of new shares as part of the consideration to be paid to Centerpulse shareholders in the Zimmer offer.

Our Board's recommendation of the Zimmer offer is now unconditional. We believe this offer delivers better value for our shareholders and recommend that you tender your shares into the Zimmer offer. The offer period will close on August 27.

If you have already tendered your shares to the Smith & Nephew offer, you have the right to withdraw your shares at any time. If you wish to withdraw tendered shares, please contact the institution where you sent the acceptance forms as soon as possible.

If you have any questions, please also feel free to contact the Centerpulse Shareholder Helpline, telephone +41 (0) 848 372 436, Monday to Friday 8.30am to 5.30pm CET.

Yours sincerely

/s/ Max Link

Max Link
Chairman of the Board and Chief Executive Officer